Annual Report

December 31, 2010

Waddell & Reed InvestEd Growth Portfolio
Waddell & Reed InvestEd Balanced Portfolio
Waddell & Reed InvestEd Conservative Portfolio



CONTENTS
Waddell & Reed InvestEd Portfolios

This report is submitted for the general information of the shareholders of Waddell & Reed InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current Waddell & Reed InvestEd Portfolios prospectus along with the InvestEd Program Overview and InvestEd Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the InvestEd Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Henry J. Herrmann, CFA

Dear Shareholder:

Economic conditions have improved materially since our last report to you. As the recovery gained momentum, investors rediscovered their appetite for risk. Stocks and bonds rallied as positive signs appeared. At first, the rise was cautious, but as the year progressed, confidence rose and the markets did likewise.

It wasn't always smooth sailing, however. Optimism was tempered mid-year by the reemergence of the European debt crisis and concerns surrounding the potential for an economic double-dip in the United States. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments, particularly Greece. That, in conjunction with disappointing U.S. economic growth and concern about China's ability to deter inflation, drove a sharp global correction. The tide turned in August, however, when talk surfaced about additional government stimulus plans, and mid-term elections held out the potential for a more investor-friendly environment in Washington. Stocks rallied late in the third quarter, boosted by the Federal Reserve's renewed Asset Purchase Program (QEII) and by Congress's decision to extend the Bush-era tax cuts.

In the final quarter of the year, stocks demonstrated a dramatic run up, with the broad indexes posting impressive gains. The U.S. economy grew at a 3.2 percent annual rate, outpacing the third-quarter's 2.6 percent rate and more in line with the 3.7 percent rate in the first half of the year. The S&P 500 Index posted a 15.07 percent gain for the 12 months ended December 31, 2010, while fixed income markets, as measured by the Citigroup Broad Investment Grade Index, increased 6.30 percent. Many international markets also saw progress, as the MSCI World Index, which tracks developed nation equities, posted a 9.55 percent gain for the year.

Numerous imponderables remain, including persistent high unemployment in the U.S. and a housing sector that continues to struggle. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, Federal Reserve and government policy is accommodative, and companies are reporting more robust activity and increased profits. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, appears to be picking up.

Economic Snapshot

	12/31/10	12/31/09
S&P 500 Index	1257.64	1115.10
MSCI EAFE Index	1658.29	1580.77
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.81%	3.49%
U.S. unemployment rate	9.4%	10.0%
30-year fixed mortgage rate	4.71%	5.14%
Oil price per barrel	$91.55	$79.36

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

 

On the pages that follow, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Waddell & Reed InvestEd Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2010. Mr. Avery has 32 years of industry experience and has managed the Portfolios since inception. Mr. Caldwell joined the team in January 2007 and our investment management organization in 2000. He has 13 years of industry experience.

Michael L. Avery   Ryan F. Caldwell

Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to three benchmark indexes, as shown below. The S&P 500 Index represents large- and medium-sized U.S. stocks. The Citigroup Broad Investment Grade Index represents bonds with ratings of BBB or higher. The Citigroup Short-Term Index for 1 Month Certificates of Deposit represents cash.

Performance Summary as of Dec. 31, 2010

	One-Year Total Returns
W&R InvestEd Growth Portfolio	
Including Sales Charge	7.57%
Without Sales Charge	14.13%
W&R InvestEd Balanced Portfolio	
Including Sales Charge	2.95%
Without Sales Charge	9.23%
W&R InvestEd Conservative Portfolio	
Including Sales Charge	-1.08%
Without Sales Charge	3.31%
Benchmark Performance	
S&P 500 Index	15.07%
Citigroup Broad Investment Grade Index	6.30%
Citigroup Short-Term Index for 1 Month Certificates of Deposit	0.24%

Past performance is not necessarily indicative of future performance. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found on page 6 of this report.

Portfolio modifications

During the fiscal year we made modifications to all three InvestEd Portfolios in response to the changing market environment. The most significant change occurred in the InvestEd Conservative Portfolio, where we sold the positions in Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Core Investment Fund and reallocated the proceeds to Waddell & Reed Advisors Cash Management. We did this in an effort to protect assets from potential volatility and market decline associated with slower global gross domestic product growth and concern about the specter of inflation. Given these Portfolios' objective and relatively short time horizon, we manage conservatively and with an eye to minimizing risk. Similar but smaller shifts were made in the

InvestEd Balanced Portfolio. We sold the Portfolio's stakes in a number of equity and fixed-income funds and reallocated the proceeds to Waddell & Reed Advisors Cash Management, increasing allocation there from 4.6 percent of investments to 55.6 percent of investments. Allocations to Waddell & Reed Advisors Vanguard Fund and Waddell & Reed Advisors International Growth Fund remained relatively unchanged. In the InvestEd Growth Portfolio, the most aggressive of the three portfolios, we eliminated positions in six of the underlying equity and fixed-income Funds and reallocated the proceeds to Waddell & Reed Advisors Cash Management.

A volatile year

Economic conditions have improved dramatically since our last report to you. The momentum that drove equity markets higher in the second half of 2009 continued into the first calendar quarter of 2010, albeit at a markedly slower pace. The April 20 oil rig explosion and subsequent massive oil spill in the Gulf of Mexico, which generated ominous headlines on a daily basis and sent a ripple through global markets, did little to improve investor confidence. Although many economic indicators pointed to continued recovery in the U.S. economy, domestic equities spent the first quarter of 2010 searching for direction. But as the economic recovery gained momentum in the second quarter, investors quickly rediscovered their appetite for risk. Stocks and bonds rallied, buoyed by numerous reports reflecting increasing strength and stability in the U.S. economy. Investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first and second quarter corporate profits.

However, this burgeoning optimism abruptly changed course with the mid-year emergence of the European debt crisis and attendant fears of a double-dip recession. That scenario, along with a pause in U.S. economic growth, uncertainty surrounding health care and financial reform and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. Investors ultimately dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows. By mid-quarter, intensifying concerns about massive deficits in the world's developed economies further weighed on equities and fueled fear that the global economy could slip back into recession.

The tide seemed to turn in August, however, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a third-quarter rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the "Great Recession," the longest-lasting since the Great Depression, officially ended in June 2009. During the quarter, the Federal Reserve declared the pace of U.S. economic growth unacceptable and reiterated its readiness to begin a second phase of quantitative easing. U.S. markets responded very favorably, with the major indexes posting impressive gains and Wall Street racking up its fourth-largest profit for the year. Stocks received an additional boost in December, when congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional reductions for both individuals and businesses.

The outlook for global markets in 2011 appears to be improving as many governments and central banks moved away from fiscal policies and began to work in their own self interests. Nonetheless, serious challenges remain. U.S. unemployment remains high and the housing market continues to struggle, with foreclosure activity at a record pace.

Optimism tempered by caution

As 2011 unfolds, we are cautiously optimistic. Clearly, signs of continued recovery and strengthening economic growth are creating a positive backdrop for domestic equities. The economic outlook continues to improve, and the most recent quantitative easing by the Federal Reserve should enable additional progress. Importantly, we think that some business- and investor-friendly changes have been made in Washington as a result of the midterm elections that may bode well for the economy. Progress has been slow, and we think the pace of continued progress will remain tempered. We are less concerned about inflation in the United States because unemployment remains stubbornly high, which should keep wages in check, along with consumer spending. We do anticipate employment growth will improve, slowly, in the months ahead. Higher interest rates may be on the distant horizon for the United States, but we are not too concerned about this in the near term. It is, however, an issue of increasing importance for many emerging markets whose economies have grown perhaps too rapidly. While the pace of growth in many emerging economies has slowed a bit, we anticipate that it will remain robust for many, particularly China and India. Against this backdrop, we will continue to pursue the investment theme that we've had in place for some time – our belief in the opportunities presented by the emerging middle class as the economy rebalances. We believe our flexibility to select a broad range of underlying portfolios is a strategic advantage in navigating uncertain markets.

As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.

Waddell & Reed InvestEd Portfolios

(UNAUDITED)



—— InvestEd Growth Portfolio[1]	. . . .	$17,273
•••••• InvestEd Balanced Portfolio[1]	. . . .	$15,552
▪ ▪ ▪ ▪ InvestEd Conservative Portfolio[1]	. . . .	$13,383
•••• S&P 500 Index	. . . .	$14,460
---- Citigroup Broad Investment Grade Index	. . . .	$16,439
—— Citigroup Short-Term Index for 1 Month Certificates of Deposit	. . . .	$12,470

(1)The value of the investment in the Portfolio is impacted by the sales load at the time of the investment and by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
1-year period ended 12-31-10	7.57%	2.95%	-1.08%
5-year period ended 12-31-10	4.70%	3.74%	3.83%
10-year period ended 12-31-10	—	—	—
Since inception of Portfolio[3] through 12-31-10	6.08%	4.89%	3.38%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 5.75% for Growth and Balanced and 4.25% for Conservative.

(3)10-1-01 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2010.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| | Actual[1] | | | Hypothetical[2] | | | |
	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Beginning Account Value 6-30-10	Ending Account Value 12-31-10	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Portfolio							
InvestEd Growth Portfolio	$1,000	$1,194.90	$1.43	$1,000	$1,023.95	$1.32	0.25%
InvestEd Balanced Portfolio	$1,000	$1,126.90	$1.38	$1,000	$1,023.95	$1.32	0.25%
InvestEd Conservative Portfolio	$1,000	$1,019.20	$1.31	$1,000	$1,023.95	$1.32	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2010, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Waddell & Reed InvestEd Portfolios

ALL DATA IS AS OF DECEMBER 31, 2010 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation

Waddell & Reed Advisors International Growth Fund, Class Y(1)	31.1%
Waddell & Reed Advisors Cash Management, Class A	30.8%
Waddell & Reed Advisors Vanguard Fund, Class Y	15.8%
Waddell & Reed Advisors Small Cap Fund, Class Y	11.2%
Waddell & Reed Advisors New Concepts Fund, Class Y	11.1%

InvestEd Balanced Portfolio – Asset Allocation

Waddell & Reed Advisors Cash Management, Class A	55.5%
Waddell & Reed Advisors Vanguard Fund, Class Y	16.6%
Waddell & Reed Advisors International Growth Fund, Class Y	16.3%
Waddell & Reed Advisors New Concepts Fund, Class Y	11.6%

InvestEd Conservative Portfolio – Asset Allocation

Waddell & Reed Advisors Cash Management, Class A	100.0%

(1)The percentage of investments in the underlying fund is currently not within the target allocation range disclosed in the Portfolio's prospectus due to market movements; this percentage is expected to change over time, and deviation from the target allocation range due to market movements is permitted by the prospectus.

Waddell & Reed InvestEd Portfolios *(in thousands)* DECEMBER 31, 2010

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Class A	39,617	$ 39,617
Waddell & Reed Advisors International Growth Fund, Class Y	4,153	40,038
Waddell & Reed Advisors New Concepts Fund, Class Y	1,202	14,276
Waddell & Reed Advisors Small Cap Fund, Class Y (A)	880	14,444
Waddell & Reed Advisors Vanguard Fund, Class Y	2,442	20,393
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$128,768**
(Cost: $116,155)		

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.154%, 1-3-11 (B)	$170	$ 170
(Cost: $170)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$128,938**
(Cost: $116,325)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(174)**
NET ASSETS – 100.0%		**$128,764**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Class A (A)	57,619	$ 57,619
Waddell & Reed Advisors International Growth Fund, Class Y	1,752	16,891
Waddell & Reed Advisors New Concepts Fund, Class Y	1,013	12,034
Waddell & Reed Advisors Vanguard Fund, Class Y	2,060	17,203
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$103,747**
(Cost: $96,651)		

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.154%, 1-3-11 (B)	$142	$ 142
(Cost: $142)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$103,889**
(Cost: $96,793)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(152)**
NET ASSETS – 100.0%		**$103,737**

Notes to Schedule of Investments

(A)Because the Portfolio has a significant investment in Waddell & Reed Advisors Cash Management, the unaudited Schedule of Investments and the unaudited Statement of Assets and Liabilities of Waddell & Reed Advisors Cash Management as of December 31, 2010 are included beginning on page 23. Additionally, the Waddell & Reed Advisors Cash Management annual report as of September 30, 2010 is available at www.waddell.com.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios *(in thousands)* DECEMBER 31, 2010

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS - 100.0%	Shares	Value
Waddell & Reed Advisors Cash Management, Class A (A)	63,412	$63,412
(Cost: $63,412)		

SHORT-TERM SECURITIES – 1.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.154%, 1-3-11 (B)	$693	$ 693
(Cost: $693)		

TOTAL INVESTMENT SECURITIES – 101.1%	**$64,105**
(Cost: $64,105)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1%)	**(667)**
NET ASSETS – 100.0%	**$63,438**

Notes to Schedule of Investments

(A)Because the Portfolio has a significant investment in Waddell & Reed Advisors Cash Management, the unaudited Schedule of Investments and the unaudited Statement of Assets and Liabilities of Waddell & Reed Advisors Cash Management as of December 31, 2010 are included beginning on page 23. Additionally, the Waddell & Reed Advisors Cash Management annual report as of September 30, 2010 is available at www.waddell.com.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios

AS OF DECEMBER 31, 2010

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in affiliated mutual funds at market value+	$ 128,768	$103,747	$63,412
Investments in unaffiliated securities at market value+	170	142	693
Investments at Market Value	**128,938**	**103,889**	**64,105**
Cash	9	9	8
Investment securities sold receivable	30	—	39
Dividends and interest receivable	1	1	1
Capital shares sold receivable	190	227	44
Total Assets	**129,168**	**104,126**	**64,197**
LIABILITIES			
Investment securities purchased payable	69	168	1
Capital shares redeemed payable	332	217	757
Trustees fees payable	2	2	1
Distribution and service fees payable	1	2	—*
Total Liabilities	**404**	**389**	**759**
Total Net Assets	**$ 128,764**	**$103,737**	**$63,438**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$ 116,182	$ 96,371	$63,439
Undistributed (distributions in excess of) net investment income	946	(1)	(1)
Accumulated net realized gain (loss)	(977)	271	—*
Net unrealized appreciation	12,613	7,096	—
Total Net Assets	**$ 128,764**	**$103,737**	**$63,438**
CAPITAL SHARES OUTSTANDING	10,439	8,998	6,020
NET ASSET VALUE PER SHARE	$ 12.34	$ 11.53	$ 10.54
+COST			
Investments in affiliated mutual funds at cost	$ 116,155	$ 96,651	$63,412
Investments in unaffiliated securities at cost	170	142	693

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$1,156	$1,094	$ 669
Interest and amortization from unaffiliated securities	—*	—*	1
Total Investment Income	1,156	1,094	670
EXPENSES			
Distribution and service fees	302	235	155
Net Investment Income	854	859	515
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in affiliated mutual funds	(1,172)	419	4,071
Distributions of realized capital gains from affiliated mutual funds	546	457	—
Net change in unrealized appreciation (depreciation) on:			
Investments in affiliated mutual funds	15,907	6,769	(2,687)
Net Realized and Unrealized Gain	15,281	7,645	1,384
Net Increase in Net Assets Resulting from Operations	$16,135	$8,504	$ 1,899

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios

(In thousands)	InvestEd Growth Portfolio Fiscal year ended 12-31-10	InvestEd Growth Portfolio Fiscal year ended 12-31-09	InvestEd Balanced Portfolio Fiscal year ended 12-31-10	InvestEd Balanced Portfolio Fiscal year ended 12-31-09	InvestEd Conservative Portfolio Fiscal year ended 12-31-10	InvestEd Conservative Portfolio Fiscal year ended 12-31-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 854	$ 1,977	$ 859	$ 1,771	$ 515	$ 745
Net realized gain (loss) on investments	(626)	2,533	876	1,093	4,071	130
Net change in unrealized appreciation (depreciation)	15,907	20,006	6,769	9,750	(2,687)	2,686
Net Increase in Net Assets Resulting from Operations	**16,135**	**24,516**	**8,504**	**12,614**	**1,899**	**3,561**
Distributions to Shareholders From:						
Net investment income	(204)	(1,975)	(1,111)	(1,771)	(518)	(742)
Net realized gains	(1,167)	(2,063)	(935)	(65)	(4,047)	—
Total Distributions to Shareholders	**(1,371)**	**(4,038)**	**(2,046)**	**(1,836)**	**(4,565)**	**(742)**
Capital Share Transactions	**(4,596)**	**(4,947)**	**8,592**	**1,949**	**7,885**	**5,815**
Net Increase in Net Assets	**10,168**	**15,531**	**15,050**	**12,727**	**5,219**	**8,634**
Net Assets, Beginning of Period	**118,596**	**103,065**	**88,687**	**75,960**	**58,219**	**49,585**
Net Assets, End of Period	**$128,764**	**$118,596**	**$103,737**	**$88,687**	**$63,438**	**$58,219**
Undistributed (distributions in excess of) net investment income	$ 946	$ (1)	$ (1)	$ 3	$ (1)	$ 3

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Fiscal year ended 12-31-2010	$10.93	$0.08	$ 1.46	$ 1.54	$(0.02)	$(0.11)	$(0.13)
Fiscal year ended 12-31-2009	9.05	0.19	2.07	2.26	(0.19)	(0.19)	(0.38)
Fiscal year ended 12-31-2008	13.63	0.22	(3.75)	(3.53)	(0.24)	(0.81)	(1.05)
Fiscal year ended 12-31-2007	13.92	0.21	1.48	1.69	(0.27)	(1.71)	(1.98)
Fiscal year ended 12-31-2006	12.92	0.17	1.42	1.59	(0.20)	(0.39)	(0.59)
InvestEd Balanced Portfolio							
Fiscal year ended 12-31-2010	10.77	0.09	0.90	0.99	(0.12)	(0.11)	(0.23)
Fiscal year ended 12-31-2009	9.45	0.21	1.33	1.54	(0.21)	(0.01)	(0.22)
Fiscal year ended 12-31-2008	12.49	0.25	(2.57)	(2.32)	(0.26)	(0.46)	(0.72)
Fiscal year ended 12-31-2007	12.71	0.28	1.08	1.36	(0.32)	(1.26)	(1.58)
Fiscal year ended 12-31-2006	11.95	0.24	1.08	1.32	(0.25)	(0.31)	(0.56)
InvestEd Conservative Portfolio							
Fiscal year ended 12-31-2010	10.98	0.09	0.27	0.36	(0.09)	(0.71)	(0.80)
Fiscal year ended 12-31-2009	10.43	0.14	0.55	0.69	(0.14)	—	(0.14)
Fiscal year ended 12-31-2008	10.52	0.19	(0.03)	0.16	(0.19)	(0.06)	(0.25)
Fiscal year ended 12-31-2007	10.66	0.36	0.29	0.65	(0.37)	(0.42)	(0.79)
Fiscal year ended 12-31-2006	10.44	0.32	0.32	0.64	(0.33)	(0.09)	(0.42)

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
InvestEd Growth Portfolio						
Fiscal year ended 12-31-2010	$12.34	14.13%	$129	0.25%	0.71%	61%
Fiscal year ended 12-31-2009	10.93	24.96	119	0.25	1.83	24
Fiscal year ended 12-31-2008	9.05	-25.87	103	0.25	1.73	18
Fiscal year ended 12-31-2007	13.63	12.41	146	0.25	1.34	29
Fiscal year ended 12-31-2006	13.92	12.33	130	0.25	1.30	5
InvestEd Balanced Portfolio						
Fiscal year ended 12-31-2010	11.53	9.23	104	0.25	0.91	77
Fiscal year ended 12-31-2009	10.77	16.31	89	0.25	2.19	28
Fiscal year ended 12-31-2008	9.45	-18.50	76	0.25	2.11	33
Fiscal year ended 12-31-2007	12.49	10.84	97	0.25	2.06	17
Fiscal year ended 12-31-2006	12.71	11.08	87	0.25	1.99	11
InvestEd Conservative Portfolio						
Fiscal year ended 12-31-2010	10.54	3.31	63	0.25	0.83	107
Fiscal year ended 12-31-2009	10.98	6.62	58	0.25	1.37	103
Fiscal year ended 12-31-2008	10.43	1.56	50	0.25	1.94	47
Fiscal year ended 12-31-2007	10.52	6.15	41	0.25	3.65	30
Fiscal year ended 12-31-2006	10.66	6.12	31	0.25	3.21	56

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Waddell & Reed InvestEd Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). Waddell & Reed InvestEd Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (Trust Fund). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. Waddell & Reed InvestEd Growth Portfolio, Waddell & Reed InvestEd Balanced Portfolio and Waddell & Reed InvestEd Conservative Portfolio (each, a Portfolio) are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Securities Valuation. Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Repurchase Agreements. Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal year ended December 31, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2006.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain of the underlying funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of W&R.

WRIMCO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds. Each Portfolio pays advisory fees to WRIMCO indirectly, as shareholders in the underlying funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the underlying funds.

As principal underwriter for each Portfolio's shares, W&R receives gross sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount and paid to W&R. During the fiscal year ended December 31, 2010, W&R received the following amounts in gross sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Growth Portfolio	$651	$—	$359
InvestEd Balanced Portfolio	397	—	221
InvestEd Conservative Portfolio	122	—	71

(1)With respect to each Portfolio's shares, W&R pays sales commissions and all expenses in connection with the sale of the InvestEd Plan's shares, except for registration fees and related expenses.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above fair value hierarchy levels as of December 31, 2010. The Schedule of Investments provides additional details on each Portfolio's holdings.

	Level 1	Level 2	Level 3
InvestEd Growth Portfolio			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$128,768	$ —	$—
Short-Term Securities	—	170	—
Total Investments in Securities	**$128,768**	**$170**	**$—**
InvestEd Balanced Portfolio			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$103,747	$ —	$—
Short-Term Securities	—	142	—
Total Investments in Securities	**$103,747**	**$142**	**$—**

	Level 1	Level 2	Level 3
InvestEd Conservative Portfolio			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$63,412	$ —	$—
Short-Term Securities	—	693	—
Total Investments in Securities	$63,412	$693	$—

There were no Level 3 securities owned during the fiscal year ended December 31, 2010.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal year ended December 31, 2010, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$73,193	$77,761
InvestEd Balanced Portfolio	79,808	71,938
InvestEd Conservative Portfolio	69,336	65,527

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at December 31, 2010 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
InvestEd Growth Portfolio	$116,339	$12,599	$—	$12,599
InvestEd Balanced Portfolio	96,796	7,093	—	7,093
InvestEd Conservative Portfolio	64,105	—	—	—

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2010 and the related net capital losses and post-October activity were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
InvestEd Growth Portfolio	$ 477	$954	$ 894	$ —	$—	$—
InvestEd Balanced Portfolio	1,602	5	444	269	—	—
InvestEd Conservative Portfolio	2,359	—*	2,206	—	—	—

Not shown due to rounding.

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

Portfolio	2011	2012	2013	2014	2015	2016	2017	2018
InvestEd Growth Portfolio	$—	$—	$—	$—	$—	$—	$—	$968

6. CAPITAL SHARE TRANSACTIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Growth Portfolio				InvestEd Balanced Portfolio			
	Fiscal year ended 12-31-10		Fiscal year ended 12-31-09		Fiscal year ended 12-31-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,718	$ 19,479	1,620	$ 15,901	2,359	$ 26,178	2,088	$ 20,770
Shares issued in reinvestment of distributions to shareholders	111	1,370	372	4,037	178	2,046	171	1,836
Shares redeemed	(2,241)	(25,445)	(2,529)	(24,885)	(1,772)	(19,632)	(2,062)	(20,657)
Net increase (decrease)	(412)	$ (4,596)	(537)	$ (4,947)	765	$ 8,592	197	$ 1,949

	InvestEd Conservative Portfolio			
	Fiscal year ended 12-31-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,659	$ 18,725	1,701	$ 18,112
Shares issued in reinvestment of distributions to shareholders	433	4,565	67	742
Shares redeemed	(1,373)	(15,405)	(1,222)	(13,039)
Net increase	719	$ 7,885	546	$ 5,815

7. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal year ended December 31, 2010 follows:

	12-31-09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	12-31-10 Share Balance	12-31-10 Market Value
InvestEd Growth Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	892	$ 467	$ 5,940	$ 227	$ 142	—	$ —
Waddell & Reed Advisors Cash Management, Class A	—	41,916	2,298	—	6	39,617	39,617
Waddell & Reed Advisors Core Investment Fund, Class Y	3,612	975	22,070	(3,233)	—	—	—
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	455	363	6,080	(93)	39	—	—
Waddell & Reed Advisors Global Bond Fund, Class Y	2,841	825	11,289	985	175	—	—
Waddell & Reed Advisors High Income Fund, Class Y	888	664	5,206	1,495	343	—	—
Waddell & Reed Advisors International Growth Fund, Class Y	3,978	6,194	3,380	1,381	412	4,153	40,038
Waddell & Reed Advisors New Concepts Fund, Class Y	396	8,933	875	627	—	1,202	14,276
Waddell & Reed Advisors Small Cap Fund, Class Y[2]	820	2,187	1,142	312	—	880	14,444
Waddell & Reed Advisors Value Fund, Class Y[2]	1,552	845	19,086	(2,542)	—	—	—
Waddell & Reed Advisors Vanguard Fund, Class Y	1,284	9,824	1,567	215	39	2,442	20,393
					$1,156		$128,768
InvestEd Balanced Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	687	$ 428	$ 4,895	$ (67)	$ 113	—	$ —
Waddell & Reed Advisors Cash Management, Class A	4,064	58,348	4,793	—	12	57,619	57,619
Waddell & Reed Advisors Core Investment Fund, Class Y	2,222	652	13,049	(1,437)	—	—	—
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	350	445	4,643	122	30	—	—
Waddell & Reed Advisors Global Bond Fund, Class Y	1,095	5,003	8,995	481	96	—	—
Waddell & Reed Advisors Government Securities Fund, Class Y	2,933	1,908	18,588	666	371	—	—
Waddell & Reed Advisors High Income Fund, Class Y	683	538	4,044	1,138	266	—	—
Waddell & Reed Advisors International Growth Fund, Class Y	1,638	1,913	691	239	173	1,752	16,891
Waddell & Reed Advisors New Concepts Fund, Class Y	203	8,415	310	495	—	1,013	12,034
Waddell & Reed Advisors Value Fund, Class Y[2]	918	544	10,691	(885)	—	—	—
Waddell & Reed Advisors Vanguard Fund, Class Y	1,976	1,614	820	124	33	2,060	17,203
					$1,094		$103,747
InvestEd Conservative Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	931	$ 905	$ 6,490	$ 377	$ 154	—	$ —
Waddell & Reed Advisors Cash Management, Class A	5,526	61,862	3,976	—	12	63,412	63,412
Waddell & Reed Advisors Core Investment Fund, Class Y	4,998	2,639	24,797	2,503	—	—	—
Waddell & Reed Advisors Government Securities Fund, Class Y	3,965	3,930	26,193	1,191	503	—	—
					$ 669		$ 63,412

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

8. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review

Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, required Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Waddell & Reed InvestEd Portfolios

To the Shareholders and Board of Trustees of Waddell & Reed InvestEd Portfolios:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the Waddell & Reed InvestEd Portfolios (the "Trust") comprising the Waddell & Reed InvestEd Balanced Portfolio, Waddell & Reed InvestEd Conservative Portfolio, and Waddell & Reed InvestEd Growth Portfolio, as of December 31, 2010, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting the Waddell & Reed InvestEd Portfolios as of December 31, 2010, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 18, 2011

Waddell & Reed InvestEd Portfolios

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios designated the following amounts as distributions of long-term capital gains:

InvestEd Growth Portfolio	$ 894,161
InvestEd Balanced Portfolio	444,728
InvestEd Conservative Portfolio	2,206,235

These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

Cash Management *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
Axis Bank Limited,		
0.620%, 4-19-11	$11,250	$ 11,229
Bank of Nova Scotia,		
0.190%, 1-28-11	10,000	9,998
Corporacion Andina de Fomento:		
0.190%, 1-4-11	38,800	38,799
0.780%, 12-7-11	19,000	18,860
John Deere Credit Limited (John Deere Capital Corporation):		
0.230%, 1-10-11	26,000	25,998
0.230%, 1-14-11	5,500	5,500
0.220%, 1-18-11	3,000	3,000
0.240%, 1-20-11	12,500	12,498
0.240%, 1-21-11	12,500	12,498
Nokia Corp.:		
0.230%, 1-18-11	30,000	29,997
0.230%, 1-19-11	22,500	22,497
PACCAR Financial Corp.,		
0.190%, 1-14-11	2,950	2,950
PacifiCorp,		
0.180%, 1-3-11	1,000	1,000
Panasonic Finance America, Inc.:		
0.370%, 1-13-11	15,000	14,998
0.430%, 2-14-11	35,000	34,981
Sara Lee Corporation,		
0.170%, 1-3-11	6,010	6,010
Sonoco Products Co.,		
0.200%, 1-3-11	6,000	6,000
Wisconsin Electric Power Co.,		
0.190%, 1-6-11	15,392	15,392
Total Commercial Paper – 22.5%		**272,205**
Commercial Paper (backed by irrevocable bank letter of credit) (A)		
COFCO Capital Corp. (Rabobank Nederland):		
0.260%, 1-20-11	23,300	23,297
0.260%, 1-25-11	37,150	37,143
ICICI Bank Limited (Bank of America, N.A.),		
0.440%, 3-14-11	18,000	17,984
River Fuel Company #2, Inc. (Bank of New York (The)):		
0.250%, 1-14-11	5,005	5,005
0.260%, 1-31-11	12,161	12,158
River Fuel Trust #1 (Bank of New York (The)),		
0.290%, 1-31-11	43,000	42,989
Total Commercial Paper (backed by irrevocable bank letter of credit) – 11.4%		**138,576**
Notes		
American Honda Finance Corp.,		
2.800%, 3-2-11 (B)	2,000	2,021
Bank of America Corporation,		
5.375%, 8-15-11	7,550	7,763
Bank of America, N.A.,		
0.588%, 1-24-11 (B)	12,800	12,800
BellSouth Corporation,		
4.295%, 4-26-11 (C)	40,000	40,456
Citigroup Inc.:		
6.500%, 1-18-11	17,290	17,329
0.374%, 2-18-11 (B)	19,300	19,255
5.100%, 9-29-11	13,349	13,752

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Countrywide Home Loans Inc. (Bank of America),		
4.000%, 3-22-11	$28,500	$ 28,717
General Electric Capital Corporation,		
0.464%, 2-22-11 (B)	7,750	7,759
IBM International Group Capital LLC (International Business Machines Corporation),		
0.548%, 2-28-11 (B)	11,000	11,000
Kimberly-Clark Corporation,		
4.428%, 12-19-11	20,000	20,714
Rabobank Nederland:		
0.264%, 1-10-11 (B)	9,000	9,000
0.354%, 2-16-11 (B)	7,500	7,500
Royal Bank of Scotland plc (The),		
0.731%, 1-28-11 (B)	37,500	37,500
Toyota Motor Credit Corporation,		
0.440%, 3-14-11 (B)	26,000	26,000
Washington Mutual Finance Corp. (Citigroup),		
6.875%, 5-15-11	5,000	5,109
Wells Fargo & Company,		
0.738%, 1-24-11 (C)	10,000	10,002
Total Notes – 22.9%		**276,677**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corp, Var Rate Demand Rev Bonds, Ser 2000 (Wachovia Bank, N.A.),		
0.340%, 1-3-11 (B)	1,715	1,715
EPC – Allentown, LLC, Incremental Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.290%, 1-3-11 (B)	8,430	8,430
P&W Holdings, LLC, Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.360%, 1-3-11 (B)	4,015	4,015
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.),		
0.290%, 1-3-11 (B)	19,120	19,120
Trap Rock Industries, Inc., Taxable Var Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.290%, 1-3-11 (B)	12,185	12,185
Total Notes (backed by irrevocable bank letter of credit) – 3.8%		**45,465**
TOTAL CORPORATE OBLIGATIONS – 60.6%		**$732,923**
(Cost: $732,923)		

MUNICIPAL OBLIGATIONS	Principal	Value
Arizona – 0.3%		
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apartment Proj), Ser 2007A (Wachovia Bank, N.A.),		
0.300%, 1-3-11 (B)	4,000	4,000

Cash Management *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California – 2.2%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A.), 0.310%, 1-3-11 (B)	$2,885	$ 2,885
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A.), 0.290%, 1-3-11 (B)	4,000	4,000
Cnty of Santa Clara, Teeter Plan Oblig, Commercial Paper Notes, Ser A (JPMorgan Chase Bank, N.A.), 0.280%, 1-3-11	15,000	15,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-A (Bank of America, N.A.), 0.290%, 1-3-11 (B)	4,950	4,950
		26,835
Colorado – 1.8%		
Castle Pines North Fin Corp, Var Rate Cert of Participation, Ser 2009 (Wells Fargo Bank, N.A.), 0.400%, 1-3-11 (B)	3,015	3,015
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.400%, 1-3-11 (B)	8,985	8,985
CO Hlth Fac Auth, Var Rate Rev Bonds (Exempla, Inc.), Ser 2009A (U.S. Bank, N.A.), 0.270%, 1-5-11 (B)	5,500	5,500
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax GO Var Rate Bonds, Ser 2006 (U.S. Bank N.A.), 0.400%, 1-3-11 (B)	2,945	2,945
Westminster Econ Dev Auth, CO, Tax Increment Var Rate Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank N.A.), 0.400%, 1-3-11 (B)	1,560	1,560
		22,005
Florida – 2.4%		
City of Cape Coral, Florida (Bank of America, N.A.), 0.320%, 1-5-11	13,699	13,699
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent Higher Edu Institutions Loan Prog), Ser 1985 (Wachovia Bank, N.A.), 0.330%, 1-6-11	15,100	15,100
		28,799
Georgia – 5.0%		
Dev Auth of Talbot Cnty, Incremental Taxable Indl Dev Var Rate Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (Wachovia Bank, N.A.), 0.340%, 1-3-11 (B)	4,050	4,050
Habersham Cnty Dev Auth, Tax-Exempt Adj Mode, Indl Dev Rev Bonds (Stellcell of North America, Inc. Proj), Ser 2009 (Bank of America, N.A.), 0.500%, 1-3-11 (B)	6,300	6,300

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth of GA, 0.320%, 2-9-11	$50,310	$50,310
		60,660
Illinois – 1.8%		
Chicago, IL, Econ Dev Var Rate Rev Bonds (Crane Carton Co Proj), Ser 1992 (Bank of America, N.A.), 0.500%, 1-3-11 (B)	3,000	3,000
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.), 0.330%, 1-3-11 (B)	9,725	9,725
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes, 0.260%, 2-2-11	3,500	3,500
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.310%, 1-3-11 (B)	5,000	5,000
		21,225
Indiana – 0.2%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Oblig Group), Ser 2009H (JPMorgan Chase Bank, N.A.), 0.310%, 1-3-11 (B)	2,000	2,000
Louisiana – 1.4%		
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 1.750%, 1-3-11 (B)	5,650	5,650
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (Bank of New York (The)), 0.280%, 1-5-11 (B)	5,000	5,000
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.270%, 1-3-11 (B)	6,300	6,300
		16,950
Maryland – 0.6%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.290%, 1-3-11 (B)	7,850	7,850
Massachusetts – 1.2%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (JPMorgan Chase Bank, N.A.), 0.300%, 1-3-11 (B)	14,000	14,000
Michigan – 1.4%		
Board of Regents of Eastn MI Univ, Gen Rev Var Rate Demand Rfdg Bonds, Ser 2009A, 0.350%, 1-3-11 (B)	16,900	16,900

Cash Management *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 7.6%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.290%, 1-3-11 (B)	$8,919	$ 8,919
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Var Rate Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.280%, 1-3-11 (B)	41,500	41,500
MS Bus Fin Corp, Taxable Indl Dev Rev Bonds (Telapex, Inc. Proj), Ser 2000 (Wachovia Bank, N.A.), 0.290%, 1-3-11 (B)	15,000	15,000
MS Business Fin Corp, Gulf Opportunity Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj) (Chevron Corporation), 0.280%, 1-3-11 (B)	16,850	16,850
MS Dev Bank, Var Rate Demand Rfdg Bonds (Harrison Cnty, MS GO Coliseum and Convention Ctr Rfdg Bonds), Ser 2010B (Bank of America, N.A.), 0.380%, 1-3-11 (B)	10,000	10,000
		92,269
Missouri – 0.8%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.410%, 1-3-11 (B)	6,855	6,855
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Ninth Street Garage Proj), Ser 2004B (Bank of America, N.A.), 0.540%, 1-3-11 (B)	3,265	3,265
		10,120
New York – 2.7%		
NY Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.), 0.360%, 1-3-11 (B)	1,200	1,200
NY Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.360%, 1-3-11 (B)	14,000	14,000
NY State Enrg Research and Dev Auth, Elec Fac Rev Bonds (Long Island Lighting Co Proj) Ser 1997A (Royal Bank of Scotland), 0.340%, 1-3-11 (B)	6,600	6,600
NYC Indl Dev Agy, Var Rate Demand Civic Fac Rfdg and Impvt Rev Bonds (Touro College Proj), Ser 2007 (JPMorgan Chase Bank, N.A.), 0.320%, 1-3-11 (B)	10,700	10,700
		32,500
Ohio – 0.9%		
The Univ of Toledo (A State Univ of OH), Gen Receipt Bonds, Var Rate, Ser 2008B, 0.350%, 1-3-11 (B)	11,350	11,350

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Tennessee – 0.3%		
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN, Var Rate Rev and Rfdg Bonds (Meharry Med College Proj), Ser 1998 (Bank of America, N.A.), 0.580%, 1-3-11 (B)	$3,090	$ 3,090
Texas – 1.4%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Var Rate Rev Bonds, Ser 2010 (JPMorgan Chase Bank, N.A.), 0.340%, 1-3-11 (B)	11,000	11,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 1.500%, 1-3-11 (B)	5,500	5,500
		16,500
Virginia – 0.6%		
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Associates Proj), Ser 1987-A (U.S. Bank, N.A.), 0.300%, 1-5-11	7,000	7,000
Washington – 0.2%		
WA State Hsng Fin Commission, Var Rate Demand Multifam Mtg Rev Bonds (Lake Washington Apartments Proj), Ser 1996 (U.S. Bank N.A.), 0.340%, 1-3-11 (B)	2,140	2,140
West Virginia – 0.8%		
WV Econ Dev Auth, Solid Waste Disp Fac Rev Bonds (Appalachian Power Co – Amos Proj), Ser 2009B, 0.290%, 1-3-11 (B)	9,900	9,900
Wisconsin – 0.4%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.330%, 1-3-11 (B)	5,230	5,230
Wyoming – 0.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation), 0.280%, 1-3-11 (B)	7,000	7,000
TOTAL MUNICIPAL OBLIGATIONS – 34.6%		**$418,323**
(Cost: $418,323)		

Cash Management *(in thousands)* DECEMBER 31, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Defeased Loan Trust 2010-2,		
1.040%, 8-13-11	$10,643	$ 10,643
Overseas Private Investment Corporation:		
0.320%, 1-17-11 (B)	5,000	5,000
0.280%, 2-15-11 (B)	7,000	7,000
0.280%, 2-15-11 (B)	3,000	3,000
0.280%, 2-15-11 (B)	2,000	2,000
0.280%, 3-15-11 (B)	8,750	8,750
0.280%, 3-15-11 (B)	5,824	5,824
0.320%, 5-15-11 (B)	4,950	4,950
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations),		
0.550%, 4-15-11 (B)	20,678	20,678
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 5.6%		**$ 67,845**
(Cost: $67,845)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$1,219,091**
(Cost: $1,219,091)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)		**(9,790)**
NET ASSETS – 100.0%		**$1,209,301**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at December 31, 2010.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010. Date shown represents the date that the variable rate resets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2010.

STATEMENT OF ASSETS AND LIABILITIES
Cash Management

AS OF DECEMBER 31, 2010 (UNAUDITED)

(In thousands, except per share amounts)

ASSETS

Investments in unaffiliated securities at market value+	$ 1,219,091
Investments at Market Value	**1,219,091**
Dividends and interest receivable	2,670
Receivable from affiliates	1,182
Prepaid and other assets	93
Total Assets	**1,223,036**

LIABILITIES

Capital shares redeemed payable	9,307
Distributions payable	109
Trustees and Chief Compliance Officer fees payable	133
Overdraft due to custodian	3,740
Distribution and service fees payable	1
Shareholder servicing payable	359
Investment management fee payable	13
Accounting services fee payable	21
Other liabilities	52
Total Liabilities	**13,735**
Total Net Assets	**$ 1,209,301**

NET ASSETS

Capital paid in (shares authorized – unlimited)	$1,209,786
Undistributed net investment income	—
Accumulated net realized loss	(485)
Net unrealized appreciation	—
Total Net Assets	**$ 1,209,301**

CAPITAL SHARES OUTSTANDING:

Class A	1,194,196
Class B	6,042
Class C	9,543

NET ASSET VALUE PER SHARE:

Class A	$ 1.00
Class B	$ 1.00
Class C	$ 1.00

+COST

Investments in unaffiliated securities at cost	$ 1,219,091

2010 ANNUAL REPORT **27**

Each of the individuals listed below serves as a trustee for the Trust (3 portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (20 portfolios) and Ivy Funds Variable Insurance Portfolios (26 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (33 portfolios).

Board members who are not "interested persons" of the Portfolios as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

ADDITIONAL INFORMATION ABOUT TRUSTEES

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2007	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Trustee, Ivy Funds (33 portfolios overseen); Member of Kansas Board of Regents (2007 to present)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present)	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (insurance) (2009 to present)
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); former President (2005-2007) and current Trustee, Liberty Memorial Association (WWI National Museum) (1998 – present); Chairman, Clay Co. Industrial Development Authority (1980 to present); Director, Northland Betterment Commission (community services) (2005-2007)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2009 Fund Complex: 2006	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005); Trustee, Tanner Lectures on Human Values (1978-2005); Consultant, Huntsman Cancer Foundation (2000-2006)

NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2009 Fund Complex: 1998	Dean of the College of Law, Vice President and Professor, University of Oklahoma (July 2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to June 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present))	Director and Shareholder, Valliance Bank; Independent Chairman and Trustee, Ivy Funds (33 portfolios overseen)
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	Trust: 2009 Fund Complex: 1998	Formerly, consultant of WDR and Waddell & Reed (2001 to 2008)	None
Albert W. Herman, FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2009 Fund Complex: 2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system) (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009); Director, Daughters of Charity Foundation (non-profit health system) (1996-2006)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Trustee	Trust: 2009 Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street Suite 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Director, Polsinelli Shughart PC, a law firm (1980 to present)	Director, American Red Cross (social services) (2003-2010)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2009 Fund Complex: 1995	Professor of Business Administration, University of Missouri at Kansas City (until 2003); Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Trustee, Ivy Funds (33 portfolios overseen)

**Each Trustee became a Trustee in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.*

INTERESTED TRUSTEES

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, WRIMCO, each Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WI Services Company), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE/OFFICER SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Trust: 2009 Fund Complex: 2001 Trust: 2009 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Trustee of each of the funds in the Fund	Director of WDR, IICO, WRIMCO, WRSCO and Waddell & Reed; Trustee of Ivy Funds (33 portfolios overseen); Director of United Way; Director of Blue Cross/Blue Shield
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	Trust: 2009 Fund Complex: 2007	CIO of WDR; CIO of WRIMCO and IICO (2005 to present); President of WDR (2010 to present); Senior Vice President of WDR (2005 to 2010); Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present)	Director of WDR, WRIMCO and IICO

*Each Trustee became a Trustee (and, as applicable, an officer) in 2009 as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2009 2009	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2009 2009 2009 2009	2006 2006 2007 2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President Assistant Secretary Associate General Counsel	2009 2009 2009	2000 2006 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
	Chief Compliance Officer	2009	2004	
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President	2009	2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WI Services Company (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
	General Counsel	2009	2000	
	Assistant Secretary	2009	2000	

*This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

At its meeting on August 9, 10 and 11, 2010, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed InvestEd Growth Portfolio, Waddell & Reed InvestEd Balanced Portfolio and Waddell & Reed InvestEd Conservative Portfolio. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Portfolio's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Portfolio. In addition, during the course of the year, WRIMCO had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Portfolio.

Nature, Extent and Quality of Services Provided to the Portfolios

The Trustees considered the nature, extent and quality of the services provided to each Portfolio pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day portfolio operations, including but not limited to portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Portfolio Performance, Management Fee and Expense Ratio. The Trustees considered each Portfolio's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Portfolio's performance was also compared to one or more relevant market indices and to a Lipper index, as applicable. The Trustees noted the independent fee consultant's finding that the Portfolios had generally strong performance for the longer-term periods reviewed.

The Trustees considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group.

Additional Considerations with Respect to Each Portfolio

Balanced Portfolio

The Trustees considered that Waddell & Reed InvestEd Balanced Portfolio's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act ("Distribution and Service Plan").

Conservative Portfolio

The Trustees considered that Waddell & Reed InvestEd Conservative Portfolio's total return performance was higher than the Performance Universe median and the Lipper index for the three- and five-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan.

Growth Portfolio

The Trustees considered that Waddell & Reed InvestEd Growth Portfolio's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2010.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan.

Profitability and Economies of Scale

As noted above, the Trustees also considered that WRIMCO had contractually agreed to eliminate each Portfolio's management fee, WISC had agreed to eliminate each Portfolio's administrative and shareholder servicing fee and accounting services fee, and WRIMCO had agreed to reimburse or pay all of each Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Trustees considered specific data as to WRIMCO's loss with respect to the Portfolio for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Portfolio, the Trustees considered the best interests of the Portfolio and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio, without any one factor being dispositive:

• the performance of the Portfolio compared with the performance of its Performance Universe and with relevant indices;

• the Portfolio's management fees and total expenses compared with the management fees and total expenses of the Peer Group;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;

• the other benefits that accrue to WRIMCO as a result of its relationship to the Portfolio; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Portfolio's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Portfolio. In reaching these determinations as to each Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; the performance of the Portfolio was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Portfolio; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio.

SUMMARY OF INDEPENDENT FEE CONSULTANT'S REPORT

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Trustees of the Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and Waddell and Reed InvestEd Portfolios ("InvestEd") (collectively, "the Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which the management fees paid by the Funds to WRIMCO are negotiated and prepare a written annual evaluation for use by the Board of Trustees of the Funds ("Board") in evaluating the reasonableness of the proposed management fees for the Funds ("Report"). The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees and Waddell in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

ANALYSIS OF THE PROCESS

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

ANALYSIS OF MATERIALS

The Disinterested Trustees received and considered informational materials that were prepared by Waddell and The Lipper Company ("Lipper") in response to the data requested by the Disinterested Trustees through the Special Compliance & Governance Committee created by each Board and K&L Gates. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 3-, 5-, 7- and 10-year periods. The collective 3- and 5-year performance of the Funds has almost 90% of the Funds in the first two quartiles of their performance universe, with only one Fund falling into the 4th quartile for either period (Ivy Funds VIP Global Natural Resources).

The Report noted that the 1-year performance had realized a sharp drop in rankings, with 51% of the Funds in the 4th quartile. The Report attributes this performance generally to WRIMCO's investment style, which seeks to protect the Fund shareholders by avoiding volatility and, in general, did not share the same returns during the market gains of 2009. The Report noted the general improvement in rankings for the Funds based upon performance data for the three-month period ended June 30, 2010.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2009 to 2010. With respect to the Funds within the Advisors Funds, the Report stated that, in aggregate, 55% of the Funds within the Advisors Funds have management fees above their peer group median, an increase from 45% in 2009. The Report further stated that the average actual basis point fees of the Advisors Funds recognized a slight reduction but because of market competition, peer pricing and selection, the relative rankings increased. With respect to the Funds within Ivy Funds VIP, the Report stated that, in aggregate, the majority of the Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that the average ranking of 57% had declined slightly from last year. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fees. The Report stated that actual management fee variances can be explained with the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further noted that the Funds within the Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within the Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds to other funds' and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the full Boards; and (3) The discussion which took place leading up to and at the Disinterested Trustees and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Waddell & Reed InvestEd Portfolios

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the Waddell & Reed InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed InvestEd Portfolios

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed InvestEd Portfolios

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

• Fax your request to 800.532.2749.

• Write to us at the address listed on the back cover.

• Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

Waddell & Reed InvestEd Portfolios

Waddell & Reed InvestEd Growth Portfolio

Waddell & Reed InvestEd Balanced Portfolio

Waddell & Reed InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the Waddell & Reed InvestEd Portfolios' prospectus, the InvestEd Plan Program Overview and the InvestEd Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.